ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 16, 2016

Adam M. Schlichtmann

T +1 617 951 7114

F +1 617 235 7346

adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 175 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on November 20, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Disciplined U.S. Equity Fund (the “Disciplined U.S. Equity Fund”) and the State Street Disciplined International Equity Fund (the “Disciplined International Equity Fund”), each series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on January 7, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on February 17, 2016 containing their prospectuses and SAIs that will be become automatically effective on or about February 18, 2016.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

February 16, 2016

Disciplined U.S. Equity Fund

Prospectus Comments

2.	Please confirm that the expense cap will be effective for at least one year from the effective date of the Registration Statement. Please also confirm that the Example reflects the impact of the expense cap only for the initial contractual duration of the cap.

Response: The Fund confirms that the expense cap arrangement will remain in effect for at least one year following the effective date of the Registration Statement. The Fund also confirms that the Example reflects the impact of the expense cap only for the contractual duration of the cap.

3.	We note that the description of the Fund’s 80% policy included in the “Principal Investment Strategies” section of the Prospectus references “equity securities of domestic issuers.” Please revise the disclosure to clarify what is meant by “domestic issuer.” Please supplementally clarify whether a non-U.S. company that fails to qualify as a foreign private issuer under Rule 405 of the Securities Act could be considered a “domestic issuer” for purposes of this test. Please also supplementally clarify how the Fund will determine that an investment is economically tied to the U.S.

Response: The Fund has revised its disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings, if any, for investment purposes) in equity securities of domestic issuers. The Fund considers a company to be a domestic issuer if (i) it is organized in the United States or maintains a principal place of business in the United States; (ii) its securities are traded principally in the United States; or (iii) during its most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the United States or it has at least 50% of its assets in the United States.

The Fund believes that a company that satisfies at least one of these criteria is economically tied to the United States for the purposes of Rule 35d-1. The Fund does not use the definition of foreign private issuer to determine whether a company qualifies as a domestic issuer for purposes of its 80% policy.

4.	Please consider revising the disclosure under “Additional Information About Investment Objectives – Principal Strategies and Risks of Investing in the Fund and Portfolio” to state that the Fund will provide 60 days’ notice to shareholders if the Fund’s investment objective is changed.

February 16, 2016

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

5.	We note the Fund is described as being “disciplined.” On page 8, please revise the disclosure in the “Principal Investment Strategies” section of the Prospectus to include a discussion of how the Adviser implements risk constraints at the overall portfolio level, focusing on such factors as individual sector exposure or market cap exposure. If risk constraints are a material part of the Fund’s principal investment strategy, please discuss such constraints in greater detail, including quantitative detail, and explain the relationship between such constraints and the Adviser’s quantitative process for evaluating securities.

Response: The Fund has revised its disclosure as follows:

The Adviser also implements risk constraints at the overall portfolio level by periodic testing of the portfolio’s composition against proprietary risk models, focusing on such factors as industry and sector exposures, portfolio diversification levels and market capitalization exposure.

6.	We note that “Principal Investment Strategies” section of the Prospectus states that “the Adviser expects the portfolio will be subject to a relatively low level of absolute risk (as defined by standard deviation of returns) and should exhibit relatively low volatility compared with the Index over the long term.” We are concerned that investors may misread this statement to suggest that the Fund is safe or provides a low level of risk. Please revise the disclosure to avoid giving this impression. In addition, if the statement is being made relative to the Index, please make this clearer and explain why the comparison is appropriate. We note that disclosure stating that a fund has lower volatility than a high volatility index may cause investors to misunderstand the overall volatility that such fund would experience.

Response: The Fund seeks to achieve returns with low volatility on both absolute terms and relative terms. The Fund has added italicized language saying that the Fund may experience volatility notwithstanding the Fund’s efforts to have low volatility and clarified its disclosure as follows:

SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”) seeks to select a portfolio of securities that it expects over the long term to exhibit ~~relatively~~ low volatility both in absolute terms and in comparison with the Russell 1000 Index (the “Index”) and provide competitive returns as compared with the ~~Russell 1000~~ Index ~~(the “Index”)~~.

February 16, 2016

. . .

the Adviser expects that the portfolio will be subject to a relatively low level of absolute risk (as defined by statistical measures of volatility, such as standard deviation of returns) and that the portfolio should exhibit relatively low volatility compared with the Index over the long term.

. . .

~~There can be no assurance that the Fund will in fact achieve any targeted level of volatility or experience lower volatility than the Index, nor can there be any assurance that the Fund will produce returns in excess of the Index.~~

Although the Fund targets a low level of volatility in absolute terms and in comparison to the Index, there is no assurance that the Fund will achieve its target volatility, and the Fund may be subject to significant changes in value over short or longer timeframes. There also can be no assurance that the Fund will produce returns in excess of the Index.

The Fund respectfully observes that the Prospectus discloses that the Fund may not in fact experience lower volatility than the Index and that the Fund’s strategy may lead to a degree of added risk in exchange for potential outperformance relative to the Index in its disclosure regarding volatility risk.

7.	Please supplementally confirm that investments in underlying funds do not rise to a level that would require an “Acquired Fund Fees and Expenses” row in the fee table.

Response: The Fund confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more underlying funds are not expected to exceed 0.01 percent (one basis point) of average net assets of the Fund, and therefore the Fund does not intend to include a row in the fee table titled “Acquired Fund Fees and Expenses.”

8.	We note that “Principal Investment Strategies” section of the Prospectus includes a reference to investments in derivatives, such as futures contracts and total return swaps. If investing in derivatives is part of the Fund’s principal investment strategy, please provide appropriate strategy and risk disclosure addressing the types of derivatives the Fund expects to use and how the Fund expects to use them. Please confirm that the disclosure on derivatives-related practices will consider Commission and Staff guidance, as applicable.

February 16, 2016

Response: The Fund believes its disclosure regarding derivatives is appropriate in light of the manner in which the Fund expects to use such instruments. The Fund intends to consider all Commission and Staff guidance regarding disclosure of derivatives-related practices as Fund determines is applicable or appropriate.

9.	Please revise the disclosure related to securities lending on page 14 of the Prospectus to disclose the amount of collateral the Fund will receive when engaging in these practices.

Response: The Fund has revised its disclosure as follows:

The Fund may lend portfolio securities with a value of up to 25~~33 1/3~~% of its total assets. For these purposes, total assets shall include the value of all assets received as collateral for the loan. Such loans may be terminated at any time, and the Fund will receive cash or other obligations as collateral. Any such loans must be continuously secured by collateral in cash or cash equivalents maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund. In a loan transaction, as compensation for lending its securities, the Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash.

10.	On page 32 of the Prospectus under the heading “Tax Considerations” please revise the disclosure to soften the statement that “Investors . . . should consult the Statement of Additional Information tax section for additional disclosure.”

Response: The Fund has revised its disclosure as follows:

Investors . . . ~~should~~ may wish to consult the Statement of Additional Information tax section for additional disclosure.

Statement of Additional Information Comments

11.	With respect to the Fund’s fundamental investment restriction regarding concentration, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries. Please also clarify the meaning of the clause “except as is consistent with applicable law from time to time” as used in fundamental investment restriction number 6 on page 23 of the SAI.

Response: The Fund declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a proxy campaign and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as the Fund’s and that the Fund benefits from utilizing the same investment policy as other

February 16, 2016

funds in the fund complex. The Fund understands the meaning of the clause “except as is consistent with applicable law from time to time” to clarify that the 25% threshold referenced in its fundamental investment restriction number 6 would not prevent the Fund from investing 25% or more of its assets in an industry in the event that applicable law permits the Fund to invest in the industry at the 25% or more level.

12.	Please briefly describe the methods of allocation of advisory fees for each share class.

Response: The Fund allocates advisory fees among share classes pro rata, based on the average daily net asset value of each share class.

Disciplined International Equity Fund

Prospectus Comments

1.	Please revise the disclosure in the “Principal Investment Strategies” section of the Prospectus to briefly clarify what a “non-U.S. issuer” is for the purposes of the Fund’s 80% policy.

Response: The Fund has revised its disclosure as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings, if any, for investment purposes) in equity securities of non-U.S. issuers. The Fund considers a company to be a non-U.S. issuer if (i) it is organized outside the United States or maintains a principal place of business outside the United States; (ii) its securities are traded principally outside the United States; or (iii) during its most recent fiscal year, it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside the United States or it has at least 50% of its assets outside the United States.

2.	Please clarify the types of markets in which the Fund anticipates focusing its investments, i.e. developed markets, emerging markets, etc.

Response: The Fund has revised its disclosure as follows:

The Fund expects to invest primarily in common stocks in developed markets.

3.	We note that the Fund’s disclosure includes a discussion of “Geographic Focus Risk” on page 6 of the Prospectus. Please supplementally explain whether the Fund will focus its investments on any particular geography and, if so, please state which ones.

February 16, 2016

Response: Because the Fund is actively managed, it is not possible to determine whether, where or on what time frame, if any, the Fund will focus its investments in a particular country or geographic region and, therefore, the Registrant believes the inclusion of the risk is appropriate and informative to investors.

4.	We note that page 39 of the Prospectus states that “deposits in the mail or with [the U.S. Postal Service or other independent delivery services] or receipt at the Funds’ post office box, or purchase or redemption requests, do not constitute receipt by the Funds or Transfer Agent.” We note that in the past you have explained that you do not believe that receipt at the Fund’s post office box constitutes receipt by the Fund. Given the Fund’s ability to access and control the timing of its access to its post office box, it is unclear how you reached this conclusion. Please supplementally explain.

Response: The Fund is not in a position to accept or begin processing orders until they are received at the Fund’s facilities. As a result, although the Fund makes reasonable efforts to retrieve materials from its post office box on a timely basis, the Fund believes its disclosure is appropriate.

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann